Exhibit 99.3
Notice to ASX/LSE

Rio Tinto provides additional information to Parliamentary Inquiry on Juukan Gorge

4 September 2020

Rio Tinto has provided additional information to the Australian Parliamentary Inquiry into the destruction of the rockshelters at the Juukan Gorge in the Pilbara region of Western Australia. The additional information relates to questions taken on notice when Rio Tinto provided evidence to the Inquiry Committee and additional questions received from the Committee.

Rio Tinto’s responses to the questions on notice and additional questions are available at
https://www.aph.gov.au/DocumentStore.ashx?id=3491f7db-a6f0-45e3-a5f0-4e20d3dbbd9c&subId=690644 and additional documents provided are available at https://www.riotinto.com/-/media/Content/Documents/News/RT- Inquiry-supplementary-documents.zip.

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Group Company Secretary Steve Allen Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Joint Company Secretary Tim Paine Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

This announcement is authorised for release to the market by Rio Tinto’s Group Company Secretary.